Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2019 and 2018

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2019		December 31, 2018		March 31, 2018
	(Unaudited)		(Audited)		(Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$37,228	8	$27,645	6	$31,529	7
Financial assets at fair value through profit or loss	—	—	—	—	—	—
Hedging financial assets	—	—	1	—	—	—
Contract assets	4,606	1	4,869	1	6,259	1
Trade notes and accounts receivable, net	27,524	5	30,076	7	29,999	7
Receivables from related parties	18	—	24	—	29	—
Inventories	13,904	3	15,121	3	11,080	2
Prepayments	4,855	1	1,873	—	5,535	1
Other current monetary assets	7,170	1	9,504	2	5,394	1
Other current assets	2,926	1	2,576	1	2,246	—

Total current assets	98,231	20	91,689	20	92,071	19

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	511	—	517	—	—	—
Financial assets at fair value through other comprehensive income	6,774	1	6,933	1	7,305	2
Investments accounted for using equity method	2,811	1	2,732	1	2,381	—
Contract assets	2,395	1	2,344	—	3,588	1
Property, plant and equipment	284,681	59	288,914	62	284,977	61
Right-of-use assets	11,710	2	—	—	—	—
Investment properties	8,278	2	8,287	2	8,048	2
Intangible assets	49,934	11	50,944	11	53,833	12
Deferred income tax assets	3,558	1	3,554	1	3,250	1
Incremental costs of obtaining contracts	1,117	—	1,335	—	2,283	—
Net defined benefit assets	1,088	—	1,164	—	1,289	—
Prepayments	2,931	1	3,463	1	3,412	1
Other noncurrent assets	5,798	1	5,180	1	5,434	1

Total noncurrent assets	381,586	80	375,367	80	375,800	81

TOTAL	$479,817	100	$467,056	100	$467,871	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$175	—	$100	—	$170	—
Financial liabilities at fair value through profit or loss	2	—	1	—	1	—
Hedging derivative financial liabilities	3	—	—	—	—	—
Contract liabilities	12,417	3	10,688	2	8,654	2
Trade notes and accounts payable	14,948	3	20,465	5	14,695	3
Payables to related parties	361	—	918	—	415	—
Current tax liabilities	8,541	2	6,221	1	13,124	3
Lease liabilities	3,500	1	—	—	—	—
Other payables	20,294	4	23,315	5	21,576	5
Provisions	131	—	128	—	100	—
Other current liabilities	1,052	—	1,382	—	1,300	—

Total current liabilities	61,424	13	63,218	13	60,035	13

NONCURRENT LIABILITIES
Contract liabilities	6,325	1	2,595	1	2,384	1
Long-term loans	1,600	—	1,600	—	1,600	—
Deferred income taxes liabilities	1,985	1	1,992	—	2,065	—
Provisions	79	—	79	—	79	—
Lease liabilities	6,353	1	—	—	—	—
Customers’ deposits	4,646	1	4,716	1	4,560	1
Net defined benefit liabilities	3,580	1	3,534	1	2,002	—
Other noncurrent liabilities	1,400	—	4,793	1	4,537	1

Total noncurrent liabilities	25,968	5	19,309	4	17,227	3

Total liabilities	87,392	18	82,527	17	77,262	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	16	77,574	17	77,574	17
Additional paid-in capital	149,761	31	149,762	32	148,103	32
Retained earnings
Legal reserve	77,574	16	77,574	17	77,574	17
Special reserve	2,676	1	2,676	1	2,681	—
Unappropriated earnings	74,504	16	66,626	14	75,499	16

Total retained earnings	154,754	33	146,876	32	155,754	33

Other adjustments	309	—	460	—	417	—

Total equity attributable to stockholders of the parent	382,398	80	374,672	81	381,848	82
NONCONTROLLING INTERESTS	10,027	2	9,857	2	8,761	2

Total equity	392,425	82	384,529	83	390,609	84

TOTAL	$479,817	100	$467,056	100	$467,871	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2019		2018
	Amount	%	Amount	%
REVENUES	$51,331	100	$53,632	100
OPERATING COSTS	33,481	65	34,450	64

GROSS PROFIT	17,850	35	19,182	36

OPERATING EXPENSES
Marketing	5,408	11	5,653	10
General and administrative	1,171	2	1,191	2
Research and development	921	2	925	2
Expected credit loss (reversal of credit loss)	(56)	—	398	1

Total operating expenses	7,444	15	8,167	15

OTHER INCOME AND EXPENSES	(4)	—	(72)	—

INCOME FROM OPERATIONS	10,402	20	10,943	21

NON-OPERATING INCOME AND EXPENSES
Interest income	53	—	39	—
Other income	56	—	56	—
Other gains and losses	(19)	—	(33)	—
Interest expenses	(26)	—	(4)	—
Share of the profits of associates accounted for using equity method	77	—	80	—

Total non-operating income and expenses	141	—	138	—

INCOME BEFORE INCOME TAX	10,543	20	11,081	21
INCOME TAX EXPENSE	2,452	5	2,558	5

NET INCOME	8,091	15	8,523	16

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments designated as at fair value through other comprehensive income	(159)	—	(234)	—
Gain or loss on hedging instruments subject to basis adjustment	(4)	—	1	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2019		2018
	Amount	%	Amount	%
Income tax benefit relating to items that will not be reclassified to profit or loss	$—	—	$207	—

	(163)	—	(26)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	24	—	(52)	—
Share of exchange differences arising from the translation of the foreign operations of associates	—	—	1	—

	24	—	(51)	—

Total other comprehensive income (loss), net of income tax	(139)	—	(77)	—

TOTAL COMPREHENSIVE INCOME	$7,952	15	$8,446	16

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,929	15	$8,267	15
Noncontrolling interests	162	—	256	1

	$8,091	15	$8,523	16

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$7,778	15	$8,182	15
Noncontrolling interests	174	—	264	1

	$7,952	15	$8,446	16

EARNINGS PER SHARE
Basic	$1.02		$1.07

Diluted	$1.02		$1.07

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments
			Retained Earnings				Exchange Differences Arising from the	Unrealized Gain	Gain on Hedging Instruments		Total Equity Attributable to Stockholders of the Parent
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings	Translation of the Foreign Operations	or Loss on Financial Assets at FVOCI		Total Other Adjustments		Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2018	$77,574	$148,091	$77,574	$2,681	$54,633	$134,888	$(174)	$—	$—	$383	$360,936	$8,474	$369,410
Effect of retrospective application	—	—	—	—	12,393	12,393	—	883	(1)	325	12,718	(4)	12,714

BALANCE, JANUARY 1, 2018 AS ADUJUSTED	77,574	148,091	77,574	2,681	67,026	147,281	(174)	883	(1)	708	373,654	8,470	382,124
Net income for the three months ended March 31, 2018	—	—	—	—	8,267	8,267	—	—	—	—	8,267	256	8,523
Other comprehensive income (loss) for the three months ended March 31, 2018	—	—	—	—	206	206	(54)	(238)	1	(291)	(85)	8	(77)

Total comprehensive income (loss) for the three months ended March 31, 2018	—	—	—	—	8,473	8,473	(54)	(238)	1	(291)	8,182	264	8,446

Share-based payment transactions of subsidiaries	—	12	—	—	—	—	—	—	—	—	12	22	34
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	5	5

BALANCE, MARCH 31, 2018	$77,574	$148,103	$77,574	$2,681	$75,499	$155,754	$(228)	$645	$—	$417	$381,848	$8,761	$390,609

BALANCE, JANUARY 1, 2019	$77,574	$149,762	$77,574	$2,676	$66,626	$146,876	$(79)	$538	$1	$460	$374,672	$9,857	$384,529
Effect of retrospective application (Note 2)	—	—	—	—	(51)	(51)	—	—	—	—	(51)	(20)	(71)

BALANCE, JANUARY 1, 2019 AS ADUJUSTED	77,574	149,762	$77,574	$2,676	$66,575	$146,825	$(79)	$538	$1	$460	$374,621	$9,837	$384,458
Net income for the three months ended March 31, 2019	—	—	—	—	7,929	7,929	—	—	—	—	7,929	162	8,091
Other comprehensive income (loss) for the three months ended March 31, 2019	—	—	—	—	—	—	15	(162)	(4)	(151)	(151)	12	(139)

Total comprehensive income (loss) for the three months ended March 31, 2019	—	—	—	—	7,929	7,929	15	(162)	(4)	(151)	7,778	174	7,952

Share-based payment transactions of subsidiaries	—	(1)	—	—	—	—	—	—	—	—	(1)	16	15

BALANCE, MARCH 31, 2019	$77,574	$149,761	$77,574	$2,676	$74,504	$154,754	$(64)	$376	$(3)	$309	$382,398	$10,027	$392,425

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$10,543	$11,081
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,693	6,895
Amortization	1,064	1,070
Amortization of incremental costs of obtaining contracts	377	452
Expected credit losses (reversal of credit loss)	(56)	398
Interest expenses	26	4
Interest income	(53)	(39)
Compensation cost of share-based payment transactions	—	—
Share of the profits of associates accounted for using equity method	(77)	(80)
Loss on disposal of property, plant and equipment	4	21
Gain on disposal of financial instruments	—	(6)
Provision for inventory and obsolescence	96	32
Impairment loss on intangible assets	—	51
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	7	—
Others	(23)	(22)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets mandatorily measured at fair value through profit or loss	—	60
Contract assets	213	135
Trade notes and accounts receivable	2,615	1,593
Receivables from related parties	6	21
Inventories	1,121	(2,405)
Prepayments	(3,109)	(3,193)
Other current monetary assets	(42)	79
Other current assets	(350)	69
Incremental cost of obtaining contracts	(159)	(261)
Increase (decrease) in:
Contract liabilities	1,762	409
Trade notes and accounts payable	(5,517)	(4,701)
Payables to related parties	(557)	(269)
Other payables	(2,241)	(2,257)
Provisions	4	—
Other current liabilities	(107)	182
Net defined benefit plans	122	(1,978)

Cash generated from operations	13,362	7,341

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2019	2018
Interest paid	$(26)	$(5)
Income tax paid	(117)	(12)

Net cash provided by operating activities	13,219	7,324

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(1,564)	(2,317)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	3,931	2,118
Proceeds from capital reduction of investments accounted for using equity method	—	19
Acquisition of property, plant and equipment	(4,492)	(4,390)
Proceeds from disposal of property, plant and equipment	10	10
Acquisition of intangible assets	(54)	(70)
Acquisition of investment properties	—	(6)
Increase in other noncurrent assets	(619)	(43)
Interest received	58	42

Net cash used in investing activities	(2,730)	(4,637)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	300	200
Repayment of short-term loans	(225)	(100)
Decrease in customers’ deposits	(79)	(101)
Payments for the principal of lease liabilities	(1,019)	—
Decrease in other noncurrent liabilities	90	(38)
Change in other noncontrolling interests	14	38

Net cash used in financial activities	(919)	(1)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	13	18

NET INCREASE IN CASH AND CASH EQUIVALENTS	9,583	2,704
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	27,645	28,825

CASH AND CASH EQUIVALENTS, END OF PERIOD	$37,228	$31,529

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2019 and 2018

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

1.	STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2019 and 2018 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.

2.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Except for the effect of application of IFRS 16 discussed below, the application of other new, revised or amended standards and interpretations effective from January 1, 2019 does not have material impact on the Company’s consolidated financial statements.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for identifying leases and accounting treatments for lessors and lessees. It supersedes IAS 17 “Lease”, IFRIC 4 - Determining Whether an Arrangement Contains a Lease and a number of related interpretations.

The Company reassesses whether a contract is, or contains, a lease in accordance with the definition of a lease under IFRS 16. Some contracts previously identified as containing a lease under IAS 17 and IFRIC 4 do not meet the definition of a lease under IFRS 16 and are accounted for in accordance with other accounting standards because the Company does not have the right to direct the use of the identified assets. Contracts that are reassessed as leases or containing a lease are accounted for in accordance with the transitional provisions under IFRS 16.

If the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for those whose payments for low-value assets are recognized as expenses on a straight-line basis. On the consolidated statements of comprehensive income, the Company presents the depreciation expense charged on the right-of-use asset separately from the interest expense accrued on lease liability using the effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities. Before the application of IFRS 16, payments under operating lease contracts were recognized as expenses on a straight-line basis. Prepaid lease payments for use rights of leased assets were recognized as prepaid rents. Cash flows for operating leases were classified within operating activities on the statements of cash flows.

The Company does not make any adjustments for leases in which the Company is a lessor and accounts for those leases with the application of IFRS 16 starting from January 1, 2019.

The Company applied IFRS 16 retrospectively with the cumulative effect of the initial application of IFRS 16 recognized in retained earnings on January 1, 2019. Comparative financial information is not restated.

Lease liabilities are recognized on January 1, 2019 for leases previously classified as operating leases under IAS 17 and measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate on January 1, 2019. Right-of-use assets are measured at the present value discounted using the aforementioned incremental borrowing rate as if IFRS 16 had been applied since the commencement date of leases. The Company applies IAS 36 for assessing impairment of right-of-use assets.

The lessee’s weighted average incremental borrowing rate applied to lease liabilities recognized on January 1, 2019 is 0.85%. The difference between the (1) lease liabilities recognized and (2) future aggregate minimum lease payments of non-cancellable operating lease disclosed under IAS 17 on December 31, 2018 is explained as follows:

The future aggregate minimum lease payments of non-cancellable operating lease on December 31, 2018	$10,558
Less: Recognition exemption for leases of low-value assets	(3)

Undiscounted amount on January 1, 2019	$10,555

Discounted amount using the incremental borrowing rate on January 1, 2019	$10,340
Add: Adjustments as a result of a different treatment of extension options	—

Lease liabilities recognized on January 1, 2019	$10,340

The impact on assets, liabilities and equity as of January 1, 2019 from the initial application of IFRS 16 is set out as follows:

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
		(In Millions)
Prepayments—current	$1,873	$(245)	$1,628

Property, plant and equipment	$288,914	(1,309)	$287,605

Right-of-use assets	$—	12,163	$12,163

Deferred income tax assets	$3,554	26	$3,580

Prepayments—noncurrent	$3,463	(414)	$3,049

Total effect on assets		$10,221

(Continued)

	Carrying Amount as of January 1, 2019	Adjustments Arising from Initial Application of IFRS 16	Adjusted Carrying Amount as of January 1, 2019
	NT$	NT$	NT$
		(In Millions)
Contract liabilities—current	$10,688	$214	$10,902

Lease liabilities—current	$—	3,394	$3,394

Other payables	$23,315	(48)	$23,267

Other current liabilities	$1,382	(214)	$1,168

Contract liabilities—noncurrent	$2,595	3,483	$6,078

Deferred income tax liabilities	$1,992	—	$1,992

Lease liabilities—noncurrent	$—	6,946	$6,946

Other noncurrent liabilities	$4,793	(3,483)	$1,310

Total effect on liabilities		$10,292

Unappropriated earnings	$66,626	$(51)	$66,575

Noncontrolling interests	$9,857	(20)	$9,837

Total effect on equity		$(71)

(Concluded)